UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _____ to _____

Commission file number 1-15759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Power LLC 401(k) Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedules
December 31, 2007 and 2006

Cleco Power LLC 401(k) Savings and Investment Plan
Index
December 31, 2007 and 2006

Note: Schedules other than those listed above as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Cleco Power LLC 401(k) Savings and Investment Plan (the "Plan") as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 and the schedule of reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McElroy, Quirk, & Burch (APC)
Lake Charles, Louisiana
June 16, 2008

Cleco Power LLC 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007		2006	
	Participant Directed	Nonparticipant Directed	Participant Directed	Total
Investments, at fair value (see Note 2)	$ 196,504,274	$ 49,744,451	$ 129,294,493	$ 179,038,944
Participant loans, at cost	3,833,609	-	3,430,196	3,430,196
	200,337,883	49,744,451	132,724,689	182,469,140
Contributions receivable -				
Employee	-	-	227,173	227,173
Employer	15,772	91,105	-	91,105
Dividends receivable	-	411,769	-	411,769
	15,772	502,874	227,173	730,047
Net assets available for benefits	$ 200,353,655	$ 50,247,325	$ 132,951,862	$ 183,199,187

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

	Nonparticipant Directed	Participant Directed	Total
Income from investment activities			
Interest and dividends	$ -	$ 12,325,880	$ 12,325,880
Net appreciation in fair value of investments	-	4,990,248	4,990,248
Net investment income	-	17,316,128	17,316,128
Contributions			
Employer	-	2,645,455	2,645,455
Employee	-	6,809,684	6,809,684
Total contributions	-	9,455,139	9,455,139
Total additions	-	26,771,267	26,771,267
Employee distributions and withdrawals	-	(9,616,799)	(9,616,799)
Increase in net assets available for benefits	-	17,154,468	17,154,468
Net assets available for benefits, beginning of year	50,247,325	132,951,862	183,199,187
Transfer	(50,247,325)	50,247,325	-
Net assets available for benefits, end of year	$ -	$ 200,353,655	$ 200,353,655

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2007 and 2006

1. **Summary of Significant Accounting Policies and Description of Plan**

Plan Description
The Cleco Power LLC 401(k) Savings and Investment Plan (formerly known as the Cleco Corporation 401(k) Savings and Investment Plan) (the "Plan"), which was adopted January 1, 1985, and last amended effective August 1, 2007, is intended to provide active, eligible employees of Cleco Corporation and its subsidiaries ("Cleco") with voluntary, long-term savings and investment opportunities. The Plan is a defined contribution plan designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974. From 1991 to March 2006, the Plan operated as a leveraged employee stock ownership plan (the "ESOP") and the employer match was made with Cleco Corporation convertible Preferred Stock Series of 1991 with a par value of $100 (the "preferred stock"). In 2006, the loan was retired and substantially all of the shares of the preferred stock were fully allocated to plan participants. Thereafter, Cleco Corporation made matching contributions to, and funded dividend reinvestments by, Plan participants with Cleco Corporation common stock. However, in accordance with the Plan, Cleco Corporation can make contributions in the form of stock or cash. In March 2007, the ESOP trustee converted all outstanding shares of preferred stock into Cleco Corporation common stock. Plan participants are allowed to choose whether to have dividends on Cleco Corporation common stock allocated to participants in the Plan distributed in cash or reinvested in additional shares of Cleco Corporation common stock. Participation in the Plan is voluntary and active Cleco employees are eligible to participate. Although the Plan is voluntary, an employee who is hired or rehired on or after September 1, 2007, or an existing employee who on September 1, 2007, has never enrolled in the Plan, will automatically be enrolled in the Plan. The automatic pre-tax compensation percentage of 4% can be increased or decreased or participants may choose to opt out of the Plan. For a complete description of the Plan, refer to the Cleco Power LLC 401(k) Savings and Investment Plan (the "Plan Document").

Amendments
In July 2007, Cleco Power's Board of Managers amended the Plan effective September 1, 2007. The amendment allows an employee who is hired or rehired on or after September 1, 2007, or an existing employee who on September 1, 2007, has never enrolled in the Plan, to be automatically enrolled in the Plan. At any time after the deferrals begin, the automatic pre-tax compensation percentage of 4% can be increased or decreased or participants may choose to opt out of the Plan.

In October 2007, Cleco Power's Board of Managers amended the Plan effective August 1, 2007. The amendment created a distinction between employees hired before August 1, 2007 and employees hired on or after August 1, 2007 which are known as "Enhanced Participants." For Enhanced Participants, the maximum basic match is 100% on a voluntary contribution up to 6% of compensation and allows for a non-elective contribution whether or not the employee voluntarily contributes to the Plan. The amendment also included a service vesting schedule for the non-elective contribution.

Plan Administration
The administration of the Plan is the responsibility of a retirement committee of Cleco Corporation (the "Committee") comprised of employees of Cleco. The Committee is appointed by Cleco Power's Board of Managers. Administrative expenses incurred by the Plan are borne by Cleco. Cleco Power is the Plan sponsor. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with JPMorgan Chase Bank ("Trustee") and with JP Morgan Retirement Plan Services ("Agent") acting as the agent of the Trustee and recordkeeper to the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2007 and 2006

Contributions

Participant contributions are recorded in the period that Cleco makes payroll deductions from participants. Unless otherwise restricted by law, participants may contribute on a pretax basis up to 50% of annual compensation, not to exceed $15,000 in 2006 and $15,500 in 2007. Participants who are at least 50 years old by the end of the tax year may make an additional "catch-up" contribution (above the 401(k) annual deferral limit) up to $5,000. The Trustee, in accordance with the participants' directives, invests the employee and employer contributions in one or more of twenty publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, in one common collective trust, and in Cleco Corporation common stock. Certain qualified 401(k) rollovers are permitted under the Plan.

Cleco Corporation's matching contribution depends upon the hire date of the participant. Participants hired prior to August 1, 2007 are eligible to receive a basic match not to exceed 66-2/3% of the employees' total pretax basic contribution, up to the first 6% of the participant's annual compensation. Participants hired on or after August 1, 2007 are eligible to receive a basic match not to exceed 100% of the employees' total pretax basic contribution, up to the first 6% of the participant's annual compensation. Additionally, all employees hired on or after August 1, 2007, whether they chose to make a voluntary contribution or not, are eligible to receive an additional non-elective Cleco match subject to certain vesting requirements. In December 2007, management approved a 2% non-elective contribution for eligible employees. The non-elective contribution was paid to the Plan in February 2008.

Participants' Accounts

The Agent maintains accounts on behalf of each Plan participant. Each account is credited with (a) the participant's pretax, after tax or rollover contribution, (b) the matching contribution and (c) the participant's share of Plan earnings. Allocations are based on participant compensation or account balances, as defined.

Vesting

Participants are fully vested in their voluntary contributions and the basic match at all times. Effective August 1, 2007, additional non-elective Cleco funded contributions are subject to vesting based upon years of vesting service as shown below:

Years of Vesting Service	Vested Percentage
1 year or less	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Forfeitures

At December 31, 2007, there were no forfeited nonvested accounts.

Withdrawals and Loans

Funds in participants' accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their account or as a distribution in kind of shares held for their account. A participant is entitled to receive a whole number of shares of Cleco Corporation common stock. The amounts of any fractional shares are distributed in cash. Under IRS regulations, active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2007 and 2006

Loans are available to participants up to specified limits. The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in the Wall Street Journal on the first day of the month before the loan is requested plus 2%. Interest rates on participant loans ranged from 6.00% to 10.25% in 2007 and 6.00% to 11.50% in 2006.

Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

Diversification
Beginning January 1, 2007, participants were allowed to diversify shares of Cleco Corporation common stock regardless of age and years of service. In March 2007, the ESOP trustee converted all outstanding shares of preferred stock into shares of Cleco Corporation common stock resulting in 100% of prior ESOP matching contributions being eligible for diversification with no restrictions. Participants who elect to diversify can invest the proceeds from the sale of shares of Cleco Corporation common stock in the investment options offered by the Plan.

Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year. Participant loans are valued at cost, which approximates fair value. The preferred stock was valued based on the greater of quoted market value of the equivalent shares of Cleco Corporation common stock or the par value of the preferred stock. As of December 31, 2006, the preferred stock was valued based on the quoted market value of the equivalent shares of Cleco Corporation common stock.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Priority Upon Termination of Plan
The Plan may be terminated at any time by Cleco Power's Board of Managers. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases (decreases) in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the 2006 financial statements to conform them to the presentation used in the 2007 financial statements. These reclassifications had no effect on net assets available for benefits.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2007 and 2006

2. Investments

Information relative to investments as of December 31, 2007 and 2006, respectively, is as follows:

Description	2007	2006
Investments, at fair value:		
Mutual Funds:		
*American Century Income & Growth Fund	$ 29,526,327	$ 31,294,286
JP Morgan Prime Money Market Fund***	4,961,371	4,753,399
American Century GNMA Fund	5,104,994	4,299,677
*Dodge & Cox Balanced Fund	24,190,549	23,162,233
American Century Vista Fund	9,057,393	5,833,126
American Century Strategic Allocation:		
Conservative Fund	-	773,467
Moderate Fund	-	1,713,623
Aggressive Fund	-	3,185,079
*American Century Growth Fund	11,853,182	10,101,000
T. Rowe Price Income Fund	61,794	-
T. Rowe Price Retirement 2005 Index Fund	52,350	-
T. Rowe Price Retirement 2010 Index Fund	886,329	-
T. Rowe Price Retirement 2015 Index Fund	1,283,823	-
T. Rowe Price Retirement 2020 Index Fund	2,145,990	-
T. Rowe Price Retirement 2025 Index Fund	1,075,582	-
T. Rowe Price Retirement 2030 Index Fund	956,924	-
T. Rowe Price Retirement 2035 Index Fund	531,618	-
T. Rowe Price Retirement 2040 Index Fund	396,004	-
T. Rowe Price Retirement 2045 Index Fund	125,384	-
T. Rowe Price Retirement 2050 Index Fund	37,581	-
T. Rowe Price Retirement 2055 Index Fund	5,686	-
CRM Mid Cap Value Fund	5,572,383	4,426,241
Morgan Stanley International Equity Fund	8,911,744	7,575,657
Total mutual funds	106,737,008	97,117,788
State Street Global Advisors S&P 500 Fund – common collective trust	9,453,438	7,976,080
Schwab Personal Choice Retirement Account – participant directed brokerage	2,361,721	1,644,613
*Cleco Corporation Common Stock[(1)]	77,952,107	26,127,448
*Cleco Corporation Convertible Preferred Stock Series of 1991**	-	46,173,015
Total investments, at fair value	196,504,274	179,038,944
Participant loans	3,833,609	3,430,196
	$ 200,337,883	$ 182,469,140

*Denotes investment exceeds 5% of the net assets available for benefits.

**Nonparticipant-directed investment

***Valued at cost plus reinvested interest

[(1)] In 2006, $3,571,436 represents nonparticipant-directed investment

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2007 and 2006

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $4,990,248 for the year ended December 31, 2007, as follows:

Mutual funds	$	(2,852,602)
Cleco Corporation common stock		5,076,628
Common collective trust		463,489
Nonparticipant directed – Cleco preferred convertible shares		2,302,733
	$	4,990,248

3. Related Party Transactions

Certain Plan investments are managed by affiliates of the Agent and Trustee. The Agent is the recordkeeper as defined by the Plan. Participants may elect to invest in shares of Cleco Corporation common stock. In 2007 and 2006, the Plan acquired 2,121,838 and 264,222 shares, respectively, of Cleco Corporation common stock with an approximate market value of $56,030,345 and $5,939,188, respectively. Included in the 2007 amount is the conversion of preferred shares of $48,503,599. In 2007 and 2006, the Plan sold 324,479 and 197,259 shares, respectively, of Cleco Corporation common stock with an approximate market value of $8,541,083 and $4,490,346, respectively. In addition, during 2007 and 2006, 29,203 and 29,772 shares, respectively, of Cleco Corporation common stock representing in-kind distributions were made to participants with an approximate market value of $742,337 and $685,947, respectively.

Prior to January 1, 2006, dividends received on the preferred stock by plan participants were reinvested in additional shares of the preferred stock. Effective January 1, 2006, an option was granted to have dividends distributed in cash or reinvested in additional shares of preferred stock. The reinvested dividends and additional contributions by Cleco Power were used to pay debt and interest on the note payable.

The Plan purchased the preferred stock using the proceeds of a bank note, which was purchased by Cleco Power. The ESOP made debt service payments to Cleco Power. For additional information, see Note 4 below.

Other related parties include Cleco employees who participate in the Plan and the Committee which is comprised of employees of Cleco and is responsible for the administration of the Plan.

4. Note Payable

On April 2, 1991, the Plan entered into a $30 million borrowing agreement with the Bank of New York (the "Bank") to finance the purchase of 300,000 shares of the preferred stock. Cleco Power purchased the outstanding principal balance of the loan. The ESOP made debt service payments to Cleco Power from dividends received on the preferred stock and from additional contributions by Cleco Power in amounts necessary to satisfy debt service requirements. No debt service payments were required under the borrowing agreement until the year 2008; however, as noted below the Plan made early payments on the debt.

Effective in January 1993, the rate of interest on the note payable was fixed at 7.4%. Principal payments began in January 1999. In January 2006 and April 2006, the Plan made principal payments of $1,904,100 and $381,050 respectively. The final principal payment of $19,885 was made in July 2006. Unallocated shares of preferred stock were pledged as collateral for the loan. Pursuant to the Employee Retirement Income Security Act of 1974 regulations, debt service payments were made to unencumbered shares of the preferred stock for allocation to participant accounts.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2007 and 2006

5.   **Tax Status**

The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is exempt from federal income taxes under provision of Section 501(a).   The Plan obtained its latest determination letter on March 22, 2006, in which the Internal Revenue Service stated that the Plan, as then written, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe the Plan remains in compliance with the applicable requirements of the Internal Revenue Code.

Participants' pretax contributions, Cleco Corporation's contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to federal income taxes until these amounts are distributed.

6.   **Risks and Uncertainties**

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7.   **Subsequent Event**

Effective January 1, 2008, Cleco ceased matching participant voluntary contributions in Cleco Corporation common stock and started matching participant voluntary contributions in cash. The cash contributions are invested in proportion to the participant's voluntary contribution investment choices. Cleco has the right to change the form of contribution at any time.

Cleco Power LLC 401(k) Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007
EIN: 72-0244480

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral par, and maturity value	(d) Cost	(e) Current Value
*	American Century Income & Growth Fund	Mutual fund		$ 29,526,327
*	JP Morgan Prime Money Market Fund	Mutual fund		4,961,371
*	American Century GNMA Fund	Mutual fund		5,104,994
	Dodge & Cox Balanced Fund	Mutual fund		24,190,549
*	American Century Vista Fund	Mutual fund		9,057,393
	T. Rowe Price Income Fund	Mutual fund		61,794
	T. Rowe Retirement 2005 Index Fund	Mutual fund		52,350
	T. Rowe Retirement 2010 Index Fund	Mutual fund		886,329
	T. Rowe Retirement 2015 Index Fund	Mutual fund		1,283,823
	T. Rowe Retirement 2020 Index Fund	Mutual fund		2,145,990
	T. Rowe Retirement 2025 Index Fund	Mutual fund		1,075,582
	T. Rowe Retirement 2030 Index Fund	Mutual fund		956,924
	T. Rowe Retirement 2035 Index Fund	Mutual fund		531,618
	T. Rowe Retirement 2040 Index Fund	Mutual fund		396,004
	T. Rowe Retirement 2045 Index Fund	Mutual fund		125,384
	T. Rowe Retirement 2050 Index Fund	Mutual fund		37,581
	T. Rowe Retirement 2055 Index Fund	Mutual fund		5,686
*	American Century Growth Fund	Mutual fund		11,853,182
*	CRM Mid Cap Value Fund	Mutual fund		5,572,383
*	Morgan Stanley International Equity Fund	Mutual fund		8,911,744
	Total mutual funds			$ 106,737,008
*	State Street Global Advisors S&P 500 Fund	Common collective trust		$ 9,453,438
	Schwab Personal Choice Retirement Account	Participant directed brokerage		$ 2,361,721
*	Cleco Corporation	Common stock		$ 77,952,107
*	Participant loans	Participant loan accounts with interest rates ranging from 6.00% to 10.25% and maturity dates ranging from 2008 to 2012	$ -	$ 3,833,609
	Total Assets Held			$ 200,337,883

*Denotes party-in-interest.

Cleco Power LLC 401(k) Savings and Investment Plan
Schedule H, line 4j - Schedule of Reportable Transactions
December 31, 2007
EIN: 72-0244480

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Cleco Corporation	Common Stock	$ 51,224,302				$ 51,224,302	$ 51,224,302	
Cleco Corporation	Preferred Stock		$ 48,503,599			$ 30,698,864	$ 48,503,599	$ 17,804,735

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC
401(k) SAVINGS AND INVESTMENT PLAN

Date: June 16, 2008

By*: /s/ R. Russell Davis*
(R. Russell Davis, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT

INDEX

Exhibit Number	Description
23	Consent of McElroy, Quirk & Burch (APC)